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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.)*

                        Alternative Resources Corporation
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                     02145R
                                 (CUSIP Number)

                              Robert S. Luce, Esq.,
                          399 N. Quentin Road, Suite A
                            Palatine, Illinois 60067
                                 (847) 776-9729

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 19, 2002
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 02145R                 SCHEDULE 13D

1.   NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY):

     Alfred Shapiro
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  /x/

     (b)  / /
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS: PF

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e): / /

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     U.S.
--------------------------------------------------------------------------------
    NUMBER OF
                        7.       SOLE VOTING POWER:
      SHARES                     719,000
                      ----------------------------------------------------------
   BENEFICIALLY
                        8.       SHARED VOTING POWER:
    OWNED BY                     192,400

      EACH            ----------------------------------------------------------
                        9.       SOLE DISPOSITIVE POWER:
    REPORTING                    719,000

     PERSON           ----------------------------------------------------------
                       10.       SHARED DISPOSITIVE POWER:
      WITH                       192,400

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     911,400
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: / /

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
      5.15%
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14.  TYPE OF REPORTING PERSON: IN

--------------------------------------------------------------------------------

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Based on 7,000 shares held by Matthew Shapiro ("Matthew"), the son of the
Reporting Person; 1,000 shares held by Abra Shapiro ("Abra"), the spouse of the Reporting Person; 10,000 shares held by Alfred and Ronald Shapiro as Co-Trustees of the Idah Shapiro Trust, dated December 7, 1990 (the "Trust"); 159,400 shares held by Active Glass, Inc, a privately held company controlled by the Reporting Person ("Active"); and 15,000 shares held by the Alfred Shapiro IRA.FCC, as Custodian (the "IRA").

Based on 17,702,819 shares of common stock outstanding as of November 4, 2002, as disclosed on Issuer's 10-Q filed with the SEC on November 14, 2002.

The Reporting Person has shared voting and dispositive power with respect to the shares held by Matthew; Abra; the Trust; Active and the IRA.

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.01 par value (the "Shares") of Alternative Resources Corporation, a Delaware corporation ("Issuer").

Item 2. Identity and Background

Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned (the "Reporting Person") hereby files this on behalf of Matthew, Abra, the Trust, Active and the IRA.

The Reporting Person may be deemed to constitute a group within the meaning of
Section 13(d)(3) of the Act. The Reporting Person does not deny beneficial ownership of the Shares that may be deemed to constitute a "group". The Reporting Person is filing this Schedule on behalf of all persons described herein.

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Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds or other consideration used by the Reporting Person to purchase the Shares consists of personal funds in the amount of $981,455.

Item 4. Purpose of Transaction

The Reporting Person acquired the Shares reported herein for investment purposes.

Depending on market conditions and other factors that the Reporting Person may deem material to his investment decision, the Reporting Person may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Person now owns or hereafter may acquire, subject to transfer restrictions imposed by law; if any.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer

Each of the calculations in this Item 5 is based on 17,702,819 shares of common stock outstanding as of November 4, 2002 as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 as filed with the U.S. Securities and Exchange Commission on November 14, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth herein or in the Exhibits filed herewith and incorporated herein by reference, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Shares of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the Shares of the Issuer.

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Item 7. Materials to be Filed as Exhibits

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 22, 2002


                                                     By: /s/ Alfred Shapiro
                                                        -------------------
                                                     Name: Alfred Shapiro

                                                     By: /s/ Robert S. Luce
                                                        -------------------
                                                     Attorney-in-Fact

EXHIBIT INDEX

Exhibit A         Power of Attorney for Alfred Shapiro

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EXHIBIT A

                                POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Alfred Shapiro has made, constituted and appointed, and by these presents does make, constitute and appoint Robert S. Luce as his true and lawful attorney-in-fact and agent, and in his name, place and stead to execute, acknowledge, deliver and file any and all filings required by
          Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D and 13G, Forms 3, Forms 4 and Forms 5, as well as any amendments thereto with respect to Alternative Resources Corporation and its successors. Hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

          The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

          WITNESS THE EXECUTION HEREOF this 22nd day of November, 2002 by Alfred Shapiro.

                                                      By: /s/ Alfred Shapiro
                                                         -------------------
STATE OF ILLINOIS )
                  )
COUNTY OF COOK    )





/s/ Ina Alikhan
---------------
Notary Public

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